NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON
June 5th, 2019

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting (the "Meeting") of the holders ("Shareholders") of common shares ("Common Shares") of EMX Royalty Corporation (the "Corporation") will be held at Suite 501, 543 Granville Street, Vancouver, British Columbia, on Wednesday, June 5, 2019 at 10:30 a.m. (Pacific Time), for the following purposes:

1.	To receive and consider the Report of the Directors to the Shareholders. See "Particulars of Matters to be Acted Upon -- Report of Directors" in the Information Circular;

2.	To receive the audited financial statements of the Corporation for the year ended December 31, 2018 together with the auditor’s report thereon. See "Particulars of Matters to be Acted Upon – Financial

Statements, Auditor’s Report and Management Discussion & Analysis" in the Information Circular;

3.	To set the number of directors for the ensuing year at five. See "Particulars of Matters to be Acted Upon – Set Number of Directors to be Elected" in the Information Circular;

4.	To elect directors for the ensuing year. See "Particulars of Matters to be Acted Upon – Election of Directors" in the Information Circular;

5.

To appoint an auditor of the Corporation for the ensuing year and to authorize the directors to approve the remuneration to be paid to the auditor. See "Particulars of Matters to be Acted Upon – Appointment and

Remuneration of an Auditor" in the Information Circular;

6.	To ratify and approve the Corporation’s Stock Option Plan. See "Particulars of Matters to be Acted Upon – Ratification of Stock Option Plan" in the Information Circular; and

7.	To transact such other business as may properly come before the Meeting.

The Board of Directors has fixed April 23, 2019 as the Record Date for determining the Shareholders entitled to receive notice of and vote at the Meeting. Shareholders are requested to read the Information Circular and, if unable to attend the meeting in person, to complete and return the enclosed Proxy (or Voting Instruction Form, a "VIF") in accordance with its instructions. Unregistered Shareholders must return their complete VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them.

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend and would like your Common Shares represented, please complete the enclosed Proxy (or Request for

Voting Instructions, a "VIF") and return it as soon as possible. To be valid, all Proxies must be returned to the offices of the Registrar and Transfer Agent of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada. Unregistered Shareholders must return their completed VIFs in accordance with the instructions given by their financial institution or other intermediary that sent it to them. Proxies and VIFs must be received no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment thereof. Late Proxies and VIFs may be accepted or rejected by the Chairman of the Meeting in his discretion and the Chairman of the Meeting is under no obligation to accept any particular late Proxy or VIF.

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

As permitted by the ‘Notice and Access’ provisions of the Canadian securities administrators, the Information Circular is available on the Corporation’s website at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials and under the Corporation’s profile on SEDAR at www.sedar.com and has not been mailed to Shareholders. Shareholders may request, free of charge, a paper copy of the Information Circular (and the audited financial statements and related management’s discussion and analysis for the Corporation’s last financial year and any documents referred to in the Information Circular) and further information on Notice and Access by contacting the Corporation as follows:

e-mail:	telephone:	fax:
lpavle@EMXRoyalty.com	(+1) 604-688-6390	(+1) 604-688-1157
(collect calls accepted)

mail:
Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Requests for paper copies of the Information Circular (and any other related documents) must be received no later than May 17, 2019, in order for Shareholders to receive paper copies of such documents and return their completed Proxies or VIFs by the deadline for submission of 10:30 a.m. (Pacific Time) on June 3, 2019.

DATED at Vancouver, British Columbia this 24th day of April, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lori Pavle"

Lori Pavle
Corporate Secretary

MANAGEMENT INFORMATION CIRCULAR

(As at April 24th, 2019)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (the "Circular") is provided in connection with the solicitation by the management of EMX Royalty Corporation (the "Corporation" or "EMX") of proxies ("Proxies") from registered holders and voting instruction forms ("VIFs") from the beneficial holders ("Shareholders") of common shares of the Corporation ("Common Shares") in respect of the annual general meeting of Shareholders (the "Meeting") to be held at the time and place and for the purposes set out in the notice of meeting (the "Notice of Meeting").

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Corporation.

The Corporation has given notice of the Meeting in accordance with the "Notice and Access" procedures of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators ("NI 54-101"). In accordance with NI 54-101, the Corporation has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its registered Shareholders. Instead of mailing this Circular to Shareholders, the Corporation has posted the Circular on its website pursuant to the "Notice and Access" procedures of NI 54-101 at www.EMXRoyalty.com/investors/annual-general-meeting-proxy-materials. This Circular is also available under the Corporation’s profile on SEDAR at www.sedar.com. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under "Additional Information" at the end of this Circular.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries ("Intermediaries") to forward the Notice of Meeting and a VIF to the unregistered (beneficial) owners of the Common Shares held of record by Intermediaries that have consented to allow their addresses to be provided to the Corporation ("NOBOs"). The Corporation may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Corporation does not intend to pay Intermediaries to forward the Notice of Meeting and VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Corporation ("OBOs"). Accordingly, OBOs will not receive the Notice of Meeting and VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

None of the directors of the Corporation have informed the Corporation’s management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

REGISTERED SHAREHOLDERS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders ("Proxyholders") will be recognized, make motions or vote at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a "Beneficial Shareholder") by a broker, those Common Shares, in all likelihood, will not be registered in the Shareholder’s name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for NI 54-101, the Corporation has elected to obtain a list of its NOBOs from Intermediaries and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allows the registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Corporation, however, their purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of Proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES AND VIFS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders will be recognized or may make motions or vote at the Meeting.

The persons named (the "Management Designees") in the Proxy or VIF have been selected by the board of directors of the Corporation (the "Board") and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an "X" in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a "For" or "Against" vote, and in favour of the matter for any matter requiring a "For" or "Withhold" vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Corporation’s management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF has Computershare’s name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Corporation’s transfer agent,

Computershare Investor Services Inc. (Attn: Proxy Department)

Fax:	1-866-249-7775 (within North America)
(+1) 416-263-9524 (outside North America)
Mail:	8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, Canada
(toll free information line: 1-800-564-6253)

Courier: 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, Canada

at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting in the

Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy may be revoked by a Shareholder personally attending at the Meeting and voting their Common Shares. A Shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been held by depositing an instrument in writing (which includes an Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, to:

Computershare:	as set out above

Corporation:	Attn: Lori Pavle

Mail:	Suite 501, 543 Granville Street
Vancouver, British Columbia, V6C 1X8
Canada
Fax:	(+1) 604-688-1157

Registered office:	Northwest Law Group
Attn: Michael F. Provenzano

Mail:	Suite 704, Box 35
595 Howe Street
Vancouver, British Columbia, V6C 2T5
Canada
Fax:	1-866-687-5792

at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

VOTING OF PROXIES AND VIFS

Voting at the Meeting will be by a show of hands, each registered Shareholder and each Proxyholder having one vote, unless a poll is required (if the number of Common Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each registered Shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting when a poll is requested or required and, where a choice with respect to any matter to be acted upon has been specified in the Proxy or VIF, such Common Shares will be voted in accordance with such specification. In the absence of any such specification on the Proxy or VIF as to voting, the Management Designees, if named as Proxyholder, will vote in favour of the matters set out therein.

The Proxy or VIF confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an "ordinary resolution") unless the motion requires a "special resolution" in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Corporation Articles provide that a quorum for the transaction of business at any meeting of Shareholders is two Shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at the Record Date, the Corporation had 81,857,555 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned or exercised control or direction over, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Common Shares as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percentage of Outstanding Common Shares
Paul H. Stephens	15,408,491	18.9%

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year ended December 31, 2018, and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer ("NEO") means each of the following individuals during the most recently completed financial year:

(a)	the chief executive officer ("CEO") of the Corporation;

(b)	the chief financial officer ("CFO") of the Corporation; and

(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

Compensation Discussion and Analysis

The Compensation Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, stock options grants to the directors, officers, employees and consultants pursuant to the Corporation’s Stock Option Plan (the "Option Plan") and issuances of Common Shares to directors and officers pursuant to the Corporation’s Restricted Share Unit ("RSU") Plan (the "RSU Plan").

Compensation Committee

The Compensation Committee consists of Brian E. Bayley (Chairman up to October 24, 2017), Brian Levet (Chairman as of October 24, 2017), and Larry M. Okada, all of whom are independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Compensation Committee has skills and direct experience relevant to his responsibilities as a member of the Compensation Committee as follows:

Brian E. Bayley: is experienced in the areas of natural resource and real estate lending, corporate restructuring and management and administration of public companies. He is the President of Earlston Management Corp., a private management company providing services to public and private companies. Mr. Bayley has held active senior management positions in both private and public natural resource companies and has over 30 years of public issuer experience as both a director and an officer.

Brian K. Levet: has over 35 years of diversified executive and management experience in mineral exploration, project start-up and mine development and operation. He spent over 27 years with Newmont Mining Company, most recently as the Group Executive for Worldwide Exploration, from which he retired in 2011.

Larry M. Okada: is a Chartered Professional Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte LLP, his own firm, Okada & Partners, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX Venture Exchange (the "TSX-V") and Toronto Stock Exchange (the "TSX"). Mr. Okada has extensive experience in accounting, finance, and corporate governance.

Compensation Decision-Making Process

The Compensation Committee makes recommendations with respect to executive compensation to the Board. In doing so, the Compensation Committee seeks advice from independent executive compensation experts, as well as soliciting input from other Board members and the CEO.

In making its recommendations, the Compensation Committee is guided by competitive market practice for companies at the Corporation’s size and stage of development but is driven by the particular circumstances of EMX and what the Compensation Committee concludes is appropriate for the Corporation’s executive group in light of the applicable risks and competitive employment environment.

Independent Compensation Advisor.

In November 2016, the Compensation Committee retained Lane Caputo Compensation Inc. ("Lane Caputo") as an independent compensation advisor to review and make recommendations regarding the Corporation’s compensation arrangements for its executive team and non-executive directors and to recommend required changes to align pay elements and strategy with both current market practices and the Corporation’s business strategy. The report containing Lane Caputo’s recommendations was used by the Compensation Committee to guide and assist it in establishing short and long term equity incentive programs ("STIP" and "LTIP") and compensation levels.

Lane Caputo continued its mandate in 2018 by assisting the Compensation Committee with assessing the Corporation’s relative Total Shareholder Return in association with the RSU Plan.

The fees charged by Lane Caputo during the Corporation’s 2018, 2017 and 2016 financial years were as follows:

Nature of Fee	2018	2017	2016
Executive Compensation-Related Fees	$1,593	$48,000	Nil
All Other Fees	Nil	Nil	Nil

Compensation Philosophy and Objectives

The philosophy used by and the objectives of the Compensation Committee and the Board in determining compensation is that the compensation should:

(i)	assist the Corporation in attracting and retaining high caliber executives;

(ii)	align the interests of executives with those of the Shareholders;

(iii)	reflect the executive’s performance, expertise, responsibilities and length of service to the

Corporation; and

(iv)	reflect the Corporation’s current state of development, performance and financial status.

Elements of the Compensation Program & Competitive Positioning

The compensation of the Corporation’s NEOs is comprised primarily of:

(i)	base salary;

(ii)	annual short-term incentives in the form of cash bonuses or RSU’s based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the

Corporation and that are closely aligned with the Corporation’s business;

(iii)

long-term incentives in the form of stock grants under the RSU Plan and stock options granted under the Option Plan are recommended by the Compensation Committee and approved by the Board; discretionary cash bonuses are also provided in exemplary situations to reflect the value created for shareholders over multi-year projects; and

(iv)	benefits related to health and retirement savings plans, such as United States 401(k) plans.

Given the foregoing philosophy and the skillsets required to execute the Corporation’s complex business strategy, the Corporation has adopted a compensation program whereby NEO’s base salaries are targeted at the 75th percentile of the peer group.

Incentives have been established to maintain total cash compensation (salary and bonus) at the 75th percentile of the market when performance is at target levels with sufficient leverage to achieve top quartile levels of cash compensation for high levels of corporate and individual performance. In an effort to manage cash flow and provide additional shareholder alignment, EMX may consider paying annual incentives in RSUs, rather than cash.

The number of stock options and RSUs granted annually to each executive position is targeted at median levels in the peer group and should be sufficient that, when combined with each executive’s other elements of compensation, will allow total direct compensation to achieve upper quartile positioning only in the case of superior share price performance.

As part of its mandate in 2016, Lane Caputo developed a peer group of mining against which they benchmarked the compensation competitiveness of the Corporation’s executive team members and non-executive directors.

To reflect EMX’s business model, consideration was limited to companies that have an element of royalty income or project generation as part of their business strategy. The 19 companies in the peer group developed for the review were:

Abitibi Royalties Inc.	Marathon Gold Corp.	Sabina Gold & Silver Corp.

Almaden Minerals Ltd.	Millrock Resources Inc.	Sandstorm Gold Ltd.

Altius Minerals Corp.	Mirasol Resources Ltd.	Solitario Exploration & Royalty Corp.

ATAC Resources Ltd.	NexGen Energy Ltd.	Strategic Metals Ltd.

AuRico Metals Inc.	NGEx Resources Inc.	Treasury Metals Inc.

Balmoral Resources Ltd.	Orex Minerals Inc.

Corvus Gold Inc.	Riverside Resources Inc.

Risk Assessment

Under the direction of the Board, the Compensation Committee evaluates the potential risks associated with Corporation’s compensation policies and practices. The Compensation Committee has not identified any risks arising from the Corporation’s compensation policies and practices which would have a material adverse effect on the Corporation.

As outlined above in "Philosophy and Objectives", the Compensation Committee evaluates and recommends to the Board compensation strategies which align each NEO’s goals with those of the Shareholders and other stakeholders to ensure the Corporation’s short and long term goals are met without exposing the Corporation to unnecessary risk. The Compensation Committee considers a mix of base salary, short term incentives and long term incentives to attract high caliber executives sufficient to encourage behaviour that leads to creation of long term value while limiting incentives that might promote inappropriate risk-taking.

As part of the annual review of the compensation packages of the Corporation’s NEOs, the CompensationCommittee identifies and if necessary changes strategies to mitigate risks. The Committee considers several factors as part of this review including retention of key employees, competitive salaries within the context of peer companies, short term incentives linked to specific goals as discussed below and long term incentives (stock options and RSUs) which link executive pay to real value creation and long term share appreciation.

Although the Corporation has not adopted formal minimum share ownership guidelines, the Compensation Committee promotes NEO share ownership to further align their interests with those of the Shareholders. Members of the Corporation’s senior leadership team hold in excess of 3.6 million Common Shares, representation over 4.5% of the Corporation’s share capital. Board members hold an additional 1 million Common Shares, bringing total share ownership of the Corporation’s leadership team to nearly 6% of Common Shares outstanding.

Compensation Hedging

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Committee Decisions for 2018

Base Salary

In 2017, David M. Cole, CEO, voluntarily decreased his annual cash salary from US$ 400,000 to US$ 325,000. His salary was held at that level for 2018.

Annual and Short Term Incentives

In early 2018, a structured incentive program based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Corporation and that are closely aligned with the Corporation’s business strategy was established. The Compensation Committee and the NEOs and other executive officers developed meaningful, yet attainable, targets for several key performance indicators, measured over a one year period.

The Compensation Committee met in January 2019 to assess the Corporation's performance relative to such performance measures based upon financial and operating results for the year ended December 31, 2018. The results of that assessment are as follows:

Performance results were applied to the following short-term incentive targets to determine each executive’s annual cash bonus:

Minimum (%of Base Salary)	Target (%of Base Salary)	Maximum (%of Base Salary)
0%	15%	25%

Long-term Incentives

In July 2018, the Compensation Committee recommended, and the Board approved, stock option awards of the same amount and with the same general terms and conditions as were made in 2017.

At the same time, RSUs were granted with performance measured over a three year period, with the entire award vesting at the end of the performance period (known as "cliff-vesting") to generate sufficient long-term incentive. In order for RSUs to vest, the RSU holder must satisfy performance criteria set for each award by the Compensation Committee. For 2018, the performance criteria were as follows:

  75% of the RSU award is subject to the Corporation’s Total Shareholder Return ("TSR") performance relative to the S&P/Global Gold Index;
  25% of the RSU award is subject to the Corporation achieving at least $1 million of cash flow from recurring operations.

The following payout multiple will apply to the 75% of RSU award subject to relative TSR:

  Below-median Performance (0 – 49th percentile): 0% of RSUs vest;
  3rd Quartile Performance (50th percentile – 74th percentile): 100% of RSUs vest;
  Upper Quartile Performance (75th percentile – 100th percentile): 200% of RSUs vest.

As seen from the payout multiplier schedule above, the Corporation’s TSR must equal at least the median performance of the S&P/Global Gold Index for any value to vest with RSU holders. As the vesting of 75% of the RSUs awarded to the executive team is contingent upon relative TSR performance, executive rewards are tied heavily to shareholder value creation.

Strategic Investment Success Bonus

In 2014, the Corporation developed a bonus plan for strategic investments whereby 7.5% of the after-tax profits of an individual investment could be paid as a bonus to management and staff, after exceeding an investment return of 10% compounded annually.

In 2018, the Board awarded discretionary bonuses in relation to the Strategic Investment Success Bonus to EMX’s Chairman, management and staff in respect of their seven years of effort to monetize the Corporation’s investment in IG Copper LLC ("IGC"). Their efforts included:

(i)	identification of the investment opportunity;

(ii)	providing significant technical oversight towards the discovery of a world class copper deposit at Malmyzh;

(iii)	assisted in raising the capital necessary to advance Malmyzh despite challenging markets and jurisdictional risks;

(iv)	assisted coordinating the sales effort for Malmyzh over a period of several years;

(v)	managing an exit with Freeport, including arranging an US$18.5 million bridge loan, which led to a greater return for all of IGC’s shareholders, not the least of which was EMX 40% shareholding; and

(vi)	assisting IGC with the successful sale of Malmyzh to a wholly owned subsidiary of Russian

Copper Company ("RCC") in October for US$200 million.

The strategic investment bonus calculation, along with management’s recommended allocation of bonuses, was then submitted to the Compensation Committee for its review. The Committee met several times, both with management and independently of management, as part of the approval process. After due consideration, the

Committee recommended the Board the US$ 3.8 million bonus pool and associated allocation to the management and staff positions. The independent members of the Board unanimously approved the bonus pool and allocation.

As seen in the chart above, the approved bonus pool represents less than 7% of the total return to the Corporation on an investment that returned over 435% to the Corporation over seven years. The Board felt that the resulting bonus pool was reasonable considering the significant excess return generated for the Corporation.

While the Committee does not believe it will use the Strategic Investment Success Bonus in the future, both the Committee and the Board recognize the need to design alternative incentive vehicles and key performance indicators that will incent and reward the management team for operational and financial successes towards the Corporation’s relatively business strategy. The Committee will continue its discussions with the Corporation’s major shareholders in this regard and will use the Compensation Discussion and Analysis in each year’s Management Information Circular to communicate the evolution of these incentive plans as they evolve alongside the Corporation’s strategy and operations.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the last three financial years.

Name and Principal position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity incentive Plan compensation		Pension Value ($)	All Other Compensatio n ($)	Total Compens ation ($)
					Annual Incentiv e Plans ($)	Long Term Incentive Plans ($)
David M. Cole President & CEO	2018 2017 2016	448,143(1) 478,853(2) 529,738(3)	120,476(4) 65,824 Nil	152,861(5) 130,631 (6) 111,689(7)	Nil Nil Nil	Nil Nil Nil	14,023 14,019 14,046	1,498,530(8) Nil Nil	2,174,125 689,327 655,473
Christina Cepeliauskas CFO	2018 2017 2016	86,250(9) 86,250 86,250	48,471(4) 20,409 Nil	57,323(5) 48,987(6) 40,953(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	238,402(8) Nil Nil	394,391 155,646 127,203

(1)	Paid in US dollars and converted to Canadian dollars on December 31, 2018 at C$1.2970 = US$ 1.00.
(2)	Paid in US dollars and converted to Canadian dollars on December 31, 2017 at C$ 1.1601 = US$ 1.00.
(3)	Paid in US dollars and converted to Canadian dollars on December 31, 2016 at C$ 1.3243 = US$ 1.00.
(4)

Under the terms of the STIP, the cash bonus calculated based on targets for several key performance indicators, measured over a one- year period, may be paid out in shares. Additionally, for 2018, the amounts showing are for both 2017 and 2018 short term incentives combined. Previously the Corporation granted short term incentives later in the year, and therefore were not showing until the following year. This catch up for 2018 will allow for more meaningful information going forward. Dave Cole’s 2018 short term incentive was $92,857 and for 2017 was $60,568. Christina Cepeliauskas’ 2018 short term incentive was $55,886 and for 2017 was $12,416. The numbers are the combined totals for 2018 as described above.

(5)

The "grant date fair value" of options granted during the year ended December 31, 2018 was determined by using the Black - Scholes model, as described below, and the following weighted average assumptions: stock price – $1.30 exercise price - $1.30, an option life of 5 years, a risk-free interest rate of 2.07% and a volatility of 69.941%.

(6)

The "grant date fair value" of options granted during the year ended December 31, 2017 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $1.20 exercise price - $1.20, an option life of 5 years, a risk-free interest rate of 1.53% and a volatility of 70.81%.

(7)

The "grant date fair value" of options granted during the last financial year ended December 31, 2016 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $1.30 exercise price - $1.30, an option life of 5 years, a risk-free interest rate of 0.73% and a volatility of 69.8%.

(8)	This amount was a strategic investment success bonus awarded for the successful completion of the IGC transaction.
(9)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Ms. Cepeliauskas’ remuneratio n is paid by Seabord. The amounts disclosed include compensation paid by Seabord for services rendered to the Corporation as a CFO.

Such compensation has been attributed to the Corporation on the basis of the work commitments to the Corporation. See "Manage ment Contracts" for a description of the material terms of the Management Services Agreement.

The Corporation has calculated the "grant date fair value" amounts in the "Option-based Awards" column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an "in-the-money" option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the "in-the-money" options currently held by each NEO (based on share price less option exercise price) is set forth in the "Value of Unexercised in-the-money Options" column of the "Outstanding Share-Based and Option-based Awards" table below.

See "Employment and Consulting Agreements" for a description of the material terms of the employment and consulting agreements with the NEOs.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by NEOs

The following table sets out, for each NEO, the incentive option-based and share-based awards (in the form of RSUs) held as of December 31, 2018.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise price ($ per share)	Option Expiration date (m/d/y)	Value of unexercised "in-the- money" options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of shares vested but not paid out ($)
David M. Cole	200,000 – 0 200,000 – 0 150,000 - 0 150,000 - 0 150,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	42,000 62,000 31,500 127,500 46,500	100,000(2) 100,000(3)	Nil	Nil
Christina Cepeliauskas	75,000 - 0 75,000 - 0 55,000 - 0 55,000 - 0 55,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	15,750 23,250 11,550 46,750 17,050	37,500(2) 37,500(3)	Nil	Nil

(1)

The value of "in-the-money" options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. The closing price of the Common Shares on the TSX-V on December 31, 2018 was $1.51 per share.

(2)	RSUs granted under the RSU Plan on August 28, 2017. The vesting date and payout date for RSUs granted on August 28, 2017, is January 1, 2020, subject to performance criteria.
(3)	RSUs granted under the RSU Plan on August 27, 2018. The vesting date and payout date for RSUs granted on August 27, 2018 is January 1, 2021, subject to performance criteria.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by NEOs

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2018.

Name & Position	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation awards ($)
	Option-based awards (1) ($)	Share-based awards (2) ($)
David M. Cole CEO	152,861	120,476	Nil
Christina Cepeliauskas CFO	57,323	48,471	Nil

(1)

The value of options vested during the year ended December 31, 2018 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $1.30 exercise price - $1.30, an option life of 5 years, a risk-free interest rate of 2.07% and a volatility of 69.94%.

(2)

The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date. As noted above: for 2018, the amounts showing are for both 2017 and 2018 STIP combined. Previously the Company granted STIP’s later in the year, and therefore were not showing until the following year. This catch up for 2018 will allow for more meaningful information going forward., The 2018 short term incentive portion of the above has not been paid out as of the date of this Circular, and will be paid out in a combination of Common Shares and cash.

Employment and Consulting Agreements

Chief Executive Officer

The Corporation is a party to an employment agreement with David M. Cole, President and CEO of the Corporation, effective August 1, 2017. Under the agreement, Mr. Cole receives US$ 325,000 per year. The agreement may be terminated by the Corporation without reason by written notice and a lump sum payment equal to 24 months of salary and benefits. Mr. Cole may terminate the agreement for any reason upon two months notice to the Corporation during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole’s agreement is terminated or his duties and responsibilities are materially changed within six months following a change in control of the Corporation, he is entitled to receive a lump sum payment equal to 24 months of his salary and benefits and all unvested stock options and grants.

Other Named Executive Officers

The Corporation has not entered into written or oral employment or consulting contracts with its other NEOs.

Pension Plan Benefits

For the officers and employees in the United States, the Corporation pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan.

Termination and Change of Control Benefits

Other than described above under "Employment and Consulting Agreements", the Corporation does not have written contracts with any of its NEOs respecting the resignation, retirement or other termination of employment resulting from a change of control.

Director Compensation

The following table describes director compensation for non-executive directors for the year ended December 31, 2018.

Name	Fees(1) Earned ($)	Awards		Non-equity Incentive plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
		Share- based ($)	Option- based(2) ($)
Brian E. Bayley	24,000	0	57,323	0	0	0	81,323
Brian K. Levet	24,000	0	57,323	0	0	0	81,323
Larry M. Okada	24,000	0	57,323	0	0	0	81,323
Michael D. Winn	77,726(3)	0	76,431	0	0	1,362,300(4)	1,516,457

(1)	Compensation paid as directors’ fees. Each of the Corporation’s non-employee directors receives an annual retainer of $24,000 with no additional meeting or per diem fees.
(2)

The grant date fair value of options granted during the year ended December 31, 2018 was determined by using the Black - Scholes model, as described below, and the following weighted average assumptions: stock price – $1.30 exercise price - $1.30, an option life of 5 years, a risk-free interest rate of 2.07% and a volatility of 69.94%.

(3)	Mr. Winn receives additional compensation as the non-executive Chairman of the Board.
(4)

This amount was a strategic investment success bonus awarded for the successful completion of the IGC transaction. (Refer to the section above entitled "Strategic Investment Success Bonus") for further details.

The Corporation has calculated the "grant date fair value" amounts in the "Option-based Awards" column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple "in-the-money" value calculation. Stock options that are well "out-of-the-money" can still have a significant "grant date fair value" based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an "in-the-money" option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the "in-the-money" options currently held by each director (based on share price less option exercise price) is set forth in the "Value of Unexercised in-the-money Options" column of the "Outstanding Share-Based and Option-Based Awards" table below.

The methodology used for determining the remuneration of the Board is similar to that used for the remuneration of NEOs. Remuneration of committee chairmen is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on national and international levels – and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairmen are usually first informally discussed among the members of the Compensation Committee before being formally considered and approved by the Board.

Outstanding Share-based and Option-based Awards held by Directors

The following table sets out, for each non-executive director, the option-based awards (incentive stock options to purchase Common Shares) and share-based awards (RSUs) held as of December 31, 2018.

Name	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise price ($ per share)	Option Expiration date (m/d/y)	Value of unexercised "in-the- money" options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of shares vested but not paid out(2) ($)
Brian E. Bayley	50,000 - 0 75,000 - 0 50,000 - 0 50,000 - 0 50,000 – 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	10,500 23,250 10,500 42,500 15,500	Nil	Nil	Nil
Brian K. Levet	50,000 - 0 75,000 - 0 50,000 - 0 50,000 - 0 50,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	10,500 23,250 10,500 42,500 15,500	Nil	Nil	Nil
Larry M. Okada	50,000 - 0 75,000 - 0 50,000 - 0 50,000 - 0 50,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	10,500 23,250 10,500 42,500 15,500	Nil	Nil	Nil
Michael D. Winn	100,000 - 0 100,000 - 0 75,000 - 0 75,000 - 0 75,000 - 0	1.30 1.20 1.30 0.66 1.20	8/10/2023 8/28/2022 10/18/2021 6/8/2020 4/25/2019	21,000 31,000 15,750 63,750 23,250	Nil	Nil	Nil

(1)

The value of "in-the-money" options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value. The closing price of the Common Shares on the TSX-V on December 31, 2018 was $1.51 per share.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by Directors

The following table sets forth, for each non-executive director, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2018.

Name	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation ($)
	Option-based awards(1) ($)	Share-based awards(2) ($)
Brian E. Bayley	57,323	0	0
Brian K. Levet	57,323	0	0
Larry M. Okada	57,323	0	0
Michael D. Winn	76,431	0	0

(1)

The grant date fair value of options granted during the year ended December 31, 2018 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $1.30 exercise price - $1.30, an option life of 5 years, a risk-free interest rate of 2.07% and a volatility of 69.94%.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

Management Contracts

Pursuant to a management service agreement dated February 13, 2014 as amended February 12, 2018 between the Corporation and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation pays $37,000 per month to Seabord in consideration of Seabord providing the services of the CFO and Corporate Secretary and office, reception, secretarial, accounting and corporate records services to the Corporation.

Seabord is a private company wholly-owned by Michael D. Winn, a director of the Corporation.

Stock Option Plan

The Board established the Option Plan to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management company and consultants to the Corporation (collectively the "Optionees") and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board, based on the recommendation of the Compensation Committee, may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of Common Shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of Common Shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.	The number of Common Shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the outstanding Common Shares.

2.

The number of Common Shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

	(a)	no Optionee can be granted options during a 12 month period to purchase more than:

(i)	5% of the issued Common Shares unless disinterested Shareholder approval has been obtained (such approval has not been sought), or

(ii)	2% of the issued Common Shares, if the Optionee is a consultant, and

(b)	the aggregate number of Common Shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested Shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, shall not result, at any time, in

	(a)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding Common Shares at the time of granting,

	(b)	the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

	(c)	the issuance to any one insider and such insider’s associates, within a one year period, of

Common Shares totalling in excess of 5% of the outstanding Common Shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per Common Share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the TSX-V, may authorize all unvested options to vest immediately. If there is a potential "change of control" of the Corporation due to a take- over bid being made for the Corporation or a similar event, all unvested options, subject to obtaining any required approval from the TSX-V, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management company and within a period thereafter not exceeding the earlier of:

(a)	the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant to, the Corporation at the request of the Board or for the benefit of another director or officer to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated "for cause", involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.	The options are not assignable except to a wholly-owned holding company. If the option qualifies as an

"incentive stock option" under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Option Plan.

10.

Any amendments to outstanding stock options are subject to the approval of the TSX-V and NYSE American and, if required by either exchange or the Option Plan, of the Shareholders, possibly with only disinterested Shareholders being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of options (including the cancellation and re-issuance of options within a one year period so as to effectively reduce the exercise price) of options held by insiders of the Corporation. The amendment to an outstanding stock option will also require the consent of the Optionee.

11.

Any amendments to the Option Plan are subject to the approval of the TSX-V and NYSE American and, if required by either exchange or the Option Plan, of the Shareholders, possibly with only disinterested Shareholders being entitled to vote.

No options have been granted under the Option Plan which are subject to Shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

RSU Plan

The RSU Plan was adopted by the Board for the same reasons as it adopted the Option Plan set out above.

The RSU Plan provides that RSUs may be granted by the Board, based on the advice of the Compensation Committee, to officers, directors and employees of, and consultants to, the Corporation ("Eligible Persons") as a discretionary payment in consideration for significant contributions to the short-term (one year or less) and long-term (one to three years) successes of the Corporation. The Board may, in its sole discretion, set vesting conditions on RSUs granted to Eligible Persons, which conditions will be primarily based on the performance criteria set by the Compensation Committee.

The aggregate maximum number of Common Shares reserved for issuance under the RSU Plan in combination with the aggregate number of Common Shares issuable under all of the Corporation’s other equity incentive plans in existence from time to time, including the Option Plan, shall not exceed 10% of the issued and outstanding Common Shares.

In addition, the RSU Plan provides that the number of Common Shares which may be issuable under the RSU Plan and all of the Corporation's other previously established or proposed share compensation arrangements, including the Option Plan, within a 12 month period, to:

(a)	any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis;

(b)	Insiders as a group within a 12 month period shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis; and

(c)

any one consultant, or Eligible Person engaged in providing investor relations services to the Corporation, shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis.

Unless redeemed earlier in accordance with the RSU Plan, the RSUs of each Eligible Person will be redeemed on or within 30 days after the RSU Payment Date (as defined below) for cash or Common Shares, as determined by the Board, for an amount equal to the Fair Market Value (the closing market price of the Common Shares on the TSX-V on the day prior to redemption) of an RSU, less applicable withholding taxes, and as increased or decreased by a "performance factor" determined by the Board in its sole discretion. The "RSU Payment Date" in respect of any RSU means a date not later than December 15th of the third year following the year in which such RSU was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the RSU Payment Date in respect of such RSU, or (ii) there is a "Change of Control" of the Corporation (as defined in the RSU Plan), the RSU Plan is terminated or upon an Eligible Person’s death or termination of employment.

Under the RSU Plan, the Board may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite disinterested Shareholder, TSX-V and NYSE American approvals, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan,

  change the method of calculation of the redemption of RSUs held by Eligible Persons, and provide an extension to the term for the redemption of RSUs held by Eligible Persons.

All other amendments to the RSU Plan may be made by the Board without obtaining shareholder approval.

If an Eligible Person ceases to be an Eligible Person for any reason (excluding death), all of the Eligible Person’s RSUs which have vested at the time of such cessation shall be redeemed for cash or Common Shares and the remainder shall be cancelled. No amount shall be paid by the Corporation to the Eligible Person in respect of the RSUs so cancelled. If an Eligible Person ceases to be an Eligible Person due to death, any of the Eligible Person’s RSUs which would otherwise vest within the next year following the date of death shall be redeemed for cash or Common Shares as determined by the Board.

In the event of a Change of Control, then the Corporation may redeem, subject to prior approval of the TSX-V and NYSE American, all of the RSUs granted to the Eligible Persons and outstanding under the RSU Plan for that number of Common Shares equal to the number of RSUs then held by the Eligible Persons. If the employment of an Eligible Person is terminated within six months following a Change of Control, all RSUs held by such Eligible Person shall become vested and be redeemed for cash or Common Shares.

Stock Grant Program

The Board created the Incentive Stock Grant Program for the benefit of the officers and directors of the Corporation in 2010.

The purpose of the Stock Grant Program is as follows. Firstly, to reward and provide an incentive to such persons for the ongoing efforts towards the continuing successes and goals of the Corporation as many of its successes directly result from their very significant efforts. Secondly, to provide such persons with a long term incentive to remain with the Corporation. Finally, from time to time, the Corporation may provide additional compensation in the form of stock grants as part of annual salaries.

The Stock Grant Program provides that, following the approval of the independent members of the Compensation Committee, up to 300,000 Common Shares may be awarded in each year. The Common Shares awarded will vest and be issued in three separate tranches over a two-year period on the date of grant, and on the first and second anniversaries of the initial grant. None of the 300,000 Common Shares not awarded in one year can be rolled over or awarded in subsequent years. If the recipient ceases to be a director or officer of the Corporation before the relevant anniversary, he or she will not be entitled to receive any further Common Shares under the Stock Grant Program, including Common Shares previously awarded for issuance on such anniversary (with the exception of historical stock grants to Michael Winn, who shall receive the Common Shares even if he ceases to the be director).

The actual number of Common Shares awarded in each year is that number recommended and approved by the independent members of the Compensation Committee or independent directors of the Corporation.

Performance Graph

The following graph shows the Corporation’s cumulative total return on the Common Shares compared with the cumulative total return of the S&P/TSX Global Gold Index and the Van Eck Vectors Junior Gold Miners ETF (assuming reinvestment of dividends) during the Corporation’s last five financial years if $100 were invested in each at the start of such five-year period.

(1)	For the purposes of this graph, it is assumed that $100 had been invested in the Common Shares and in such index on the first day of such five-year period.

	Dec - 13	Dec - 14	Dec - 15	Dec - 16	Dec - 17	Dec - 18
EMX Royalty Corp.	100	75	42	102	81	111
S&P/TSX Global Gold Index	100	94	85	128	130	125
Van Eck Vectors Junior Gold Miners ETF	100	78	63	109	118	105

The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Corporation and is reflective of the variations in the Share price during the years shown.

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting Shareholders’ interests and ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of senior management and monitoring of their performance.

The Board has adopted a written mandate setting out the foregoing obligations (the "Board Mandate"), a copy of which is attached to this Circular as Schedule "A", and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Corporation. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

More than half of the Board is "independent" under both applicable Canadian securities law and the rules of the NYSE American in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board considers that the following directors are independent: Brian E. Bayley, Brian K. Levet, and Larry M. Okada. The Board considers that David M. Cole, the President and CEO of the Corporation, is not independent because he is a member of management, and that Michael D. Winn, Chairman of the Board, is not independent because of his ownership of Seabord and the payment by the Corporation of consulting fees to a company owned by him.

The Board facilitates its exercise of independent supervision over the Corporation’s management through regular meetings of the Board.

The Board holds regularly scheduled meetings without the non-independent directors and members of management. During the financial year ended December 31, 2018, the independent directors held two in-camera meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation’s business.

The Chairman of the Board is responsible for presiding over all meetings of the directors and Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

The following tables set out the attendance of directors at Board and Committee meetings during the year ended December 31, 2018:

Director	Meetings Attended out of Meetings Held
	Board	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Individual Attendance Rate
David M. Cole	12 of 12	N/A	N/A	N/A	100%
Brian E. Bayley	12 of 12	5 of 5	4 of 4	1 of 1	100%
Michael D. Winn	11 of 12	N/A	N/A	N/A	92%
Brian K. Levet	12 of 12	5 of 5	4 of 4	1 of 1	100%
Larry M. Okada	12 of 12	5 of 5	4 of 4	1 of 1	100%

Descriptions of Roles

The Board has not established written descriptions of the positions of Chairman of the Board, CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Other Directorships

Certain of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuer
David M. Cole	N/A
Brian E. Bayley	Monitor Ventures Inc. Cypress Hills Resource Corp. TransAtlantic Petroleum Corp. NervGen Pharma Corp. Quendale Capital Corp.
Michael D. Winn	Alexco Resource Corp. Altus Strategies Plc Atico Mining Corporation Revelo Resource Corp.
Brian K. Levet	Gold Road Resources Limited
Larry M. Okada	Rokmaster Resources Corp. Forum Uranium Corp. Santacruz Silver Mining Ltd. Pan Andean Minerals Ltd

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director.

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has a Board Policy Manual which provides a comprehensive introduction to the Board and its committees. The Manual contains the charters of the Audit Committee, Corporate Governance and Nominating Committee and the Compensation Committee. The Manual also contains the Whistleblower Policy, Board Mandate, and Code of Business Ethics and Conduct.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

  the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and
  there are technical presentations from time to time or as necessary at Board meetings, focusing on either a particular property or a summary of various properties. The "question and answer" portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. The Code is available on the Corporation’s website at www.EMXRoyalty.com/corporate/governance/code-of-business-conduct-and-ethics and has been filed on SEDAR and EDGAR (see "Additional Information" at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Corporation are responsible for ensuring compliance with the Code by employees. Since the beginning of the Corporation’s last financial year, EMX has not filed a Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.
  has established a Corporate Governance and Nominating Committee, as described below under "Board Committees", and adopted a Charter for the Committee. The full text of the Charter is available on the Corporation’s website at www.EMXRoyalty.com/corporate/governance/corporate-governance-committee-charter;
  has established a Whistleblower Policy which details complaint procedures for financial concerns. The full text of the Policy is available on the Corporation’s website at www.EMXRoyalty.com/corporate/governance/whistle-blower-policy;
  has created a Corporate Disclosure, Confidentiality and Securities Trading Policy which details when directors, officers and employees should not engage in trading in the Corporation’s securities. The Policy was adopted to ensure fair, accurate and timely disclosure of material information regarding the Corporation and its business. The full text of the Policy is available on the Corporation’s website at www.EMXRoyalty.com/corporate/governance/corporate-disclosure-confidentiality-and-securities-trading-policy.
  encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.
  is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements and the Management’s Discussion & Analysis prior to distribution.

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.
  actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments and stock exchange policies, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Whistleblower Policy outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled "To be opened by the Chairman of the Audit Committee only." Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The Whistleblower Policy is reviewed by the Audit Committee on an annual basis.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance and Nominating Committee, the members of which are listed under "Particulars of Matters to be Acted Upon – 4. Election of Directors" and which is composed of majority independent directors, regarding:

  the appropriate size of the Board;

  the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

  the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as directors.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established a Compensation Committee, and a Corporate Governance and Nominating Committee.

The details of the Corporation’s Audit Committee and related information are contained in the Corporation’s Annual Report on Form 20-F filed on EDGAR and filed on SEDAR as an alternative Annual Information Form. The full text of the Audit Committee Charter is available on the Corporation’s website at www.EMXRoyalty.com/corporate/governance/audit-committee-charter.

See "Particulars of Matters to be Acted Upon - 4. Election of Directors" for the members of the committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan, RSUs granted under the RSU Plan and Common Shares issued under the Stock Grant Program) by the Corporation to the Board, officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The full text of the Compensation Committee Charter is available on the Corporation’s website at www.EMXRoyalty.com/corporate/governance/compensation-committee-charter.

Corporate Governance and Nominating Committee: The Corporate Governance and Nominating Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures. The full text of the Corporate Governance and Nominating Committee Charter is available on the Corporation’s website at www.EMXRoyalty.com/corporate/governance/corporate-governance-committee-charter.

Assessments

The Corporate Governance and Nominating Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the Committee as a whole and will submit a Committee Annual Report to the Corporate Governance and Nominating Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees ("NI 52-110") of the Canadian securities administrators and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, require the Audit Committee of the Board to meet certain requirements. NI 52-110 also requires the Corporation to disclose certain information regarding the Audit Committee. That information has been disclosed in the Corporation’s Annual Report on Form 20-F for the last financial year which has been filed on SEDAR (as an alternative Annual Information Form) and EDGAR (see "Additional Information" at the end of this Circular). The full text of the Audit Committee Charter is available on the Corporation’s website at www.EMXRoyalty.com/corporate/governance/audit-committee-charter.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or who at any time during the last financial year was a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table summarizes information, as at December 31, 2018, in relation to compensation plans under which Common Shares are authorized for issuance:

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (1)
Equity compensation plans approved by Shareholders	9,448,306	$1.39	602,506
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	9,448,306	$1.39	602,506

(1)

As of December 31, 2018, the maximum number of Common Shares reserved for issuance under the Corporation’s equity compensation plans was 80,525,055 Common Shares (being 10% of the issued Common Shares).

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director, nominee for election as a director, or executive officer, anyone who has held office as such since the beginning of the Corporation’s last financial year or any associate or affiliate of any of such person in any matter to be acted on at the Meeting (other than the election of directors) except for the current and future directors and executive officers of the Corporation, inasmuch as, in the following year, they may be granted options to purchase Common Shares pursuant to the Option Plan, ratification and approval of which will be sought at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s Management’s Discussion and Analysis ("MD&A") for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which, upon request, the Corporation will promptly provide free of charge (see "Additional Information" below), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1. Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this matter.

2. Financial Statements, Auditor’s Report and Management Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the MD&A for the year ended December 31, 2018, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3. Set Number of Directors to be Elected

Shareholders will be asked to pass an ordinary resolution at the Meeting setting the number of directors to be elected.

At the Meeting, it will be proposed that five directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at five.

4. Election of Directors

The Corporation currently has five directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Corporation’s Articles or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State and Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (4)	Number of Common Shares (5)
Brian E. Bayley (1) (2) (3) British Columbia Canada	Director May 13, 1996	President of Earlston Management Corp. (private management company) since December 1996.

Name and Province or State and Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (4)	Number of Common Shares (5)
David M. Cole Colorado United States of America	President, CEO and Director November 24, 2003	President and CEO of the Corporation.	2,151,882
Brian K. Levet(1) (2) Western Australia Australia	Director March 18, 2011	Retired mining executive.	Nil
Larry M. Okada(1) (2) (3) British Columbia Canada	Director June 11, 2013	Chief Financial Officer of Africo Resources Ltd. (TSX: ARL).	10,000
Michael D. Winn (3) California United States of America	Chairman of the Board May 23, 2012 Director November 24, 2003	President of Seabord Capital Corp., a private consulting company providing analysis of mining and energy companies. President of Seabord Services Corp., a private company providing management, administrative, and regulatory services to private and public mining companies.	905,942

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Positions and occupations for previous five years are not disclosed if the nominee’s occupations and positions were disclosed in an information circular previously issued by the Corporation.
(5)

Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee whose members are indicated above.

To the best of the Corporation’s knowledge, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

	(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that company, or

	(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

	(i)	a court relating to securities legislation or a securities regulatory authority, or

	(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The above information has been furnished by the respective proposed directors individually.

5. Appointment and Remuneration of an Auditor

Davidson & Company LLP, Chartered Professional Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, is currently the Auditor of the Corporation. The Board recommends that Shareholders vote in favour of the re-election of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution re-electing Davidson & Company LLP, as the Auditor and authorizing the Board to approve the compensation of the Auditor.

6. Ratification of Stock Option Plan

The Option Plan is described under "Statement of Executive Compensation – Stock Option Plan".

The policies of the TSX-V require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed company’s shares be approved annually by its Shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Option Plan by the Shareholders, any options granted pursuant to the Option Plan will not require further Shareholder or TSX-V approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

The Board recommends that Shareholders vote in favour of the proposed resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation, including the audited consolidated financial statements and

Management’s Discussion and Analysis for the year ended December 31, 2018, can be found on SEDAR at www.sedar.com and on EDGAR at the SEC’s website at www.sec.gov.

Copies are available upon request from the Corporation’s Corporate Secretary at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, fax (1-604-688-1157), telephone (1-604-688-6390; collect calls accepted) or e-mail (lpavle@EMXRoyalty.com).

DATED this 24th day of April, 2019.

ON BEHALF OF THE BOARD OF DIRECTORS

"Lori Pavle"

Lori Pavle
Corporate Secretary

SCHEDULE "A"

BOARD MANDATE

Overview

The members ("Directors") of the Board of Directors (the "Board") of EMX Royalty Corporation (the "Company") are required to manage the Company's business and affairs and thereby protect the interests of the shareholders of the Company (the "Shareholders"). The Board is also responsible for ensuring that the Company acts ethically, honestly and with integrity. In doing so, Directors are required to act honestly and in good faith with a view to the best interests of the Company. In addition, each Director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board's mandate includes setting long-term goals and objectives for the Company, formulating the plans and strategies necessary to achieve those objectives and supervising senior management in the implementation of such plans and strategies. The Board is also required under its mandate to approve any material dispositions, acquisitions and investments outside of the ordinary course of business, long-term strategy, and organizational development plans.

Appointment of Management

The Board is responsible for the appointment of executive officers. To the extent feasible, the Board must satisfy itself as to the integrity of the chief executive officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

Relationship with Management

Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Although the Board delegates the responsibility for managing the day to day affairs of the Company to senior management personnel, the Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its business. The Board is also responsible for ensuring that the incentives of the shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board must review, as frequently as required, the principal risks inherent in the Company's business, including financial risks, through periodic reports from management of such risks, and assess the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over the Company’s financial reporting and management information systems.

The Board expects management to efficiently implement its strategic plans for the Company, to keep the Board fully apprised of its progress in doing so and to be fully accountable to the Board in respect to all matters for which it has been assigned responsibility.

The Board also expects management to provide the Directors with information, on a timely basis, concerning the business and affairs of the Company, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

Shareholder Relations

The Board has instructed management to maintain procedures to monitor and promptly address Shareholder concerns and has directed and will continue to direct management to apprise the Board of any major concerns expressed by Shareholders. The Board is required to call an annual general meeting of the Company’s shareholders.

Public Disclosure

The Board is responsible for overseeing the Company’s public disclosure practices and has established a Corporate Disclosure, Confidentiality and Securities Trading Policy in accordance with applicable securities legislation and the rules and policies of stock exchanges and markets on which the Company’s securities are listed or traded. In so doing, the Board is free to seek the advice of the Company’s outside legal counsel.

Meetings of the Board

The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency the Board may have to assume a more direct role in managing the affairs of the Company. At least one Board meeting per year must be devoted to a comprehensive review of strategic corporate plans proposed by management.

The Board meets regularly as needed, and in no event less than once per quarterly period, All Directors are expected to attend and to review in advance, any materials provided to them in connection with the meeting.

Independent members of the Board may hold meetings as frequently as necessary to carry out its responsibilities under this Board Mandate, but in no event less than once per year, at which non-independent Directors and members of management are not in attendance.

Management also communicates informally with members of the Board on a regular basis, and solicits the advice of the Board members on matters falling within their special knowledge or experience.

Board Committees

The Company’s standing committees are comprised of an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee.

Approved by the Board: April 24, 2019

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